VERISIGN, INC.
12061 Bluemont Way
Reston, Virginia 20190
(703) 948-3200

August 2, 2017

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	VeriSign, Inc. Registration Statement on Form S-4 (File No. 333-219525)
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, VeriSign, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective time of the above referenced Registration Statement on Form S-4 filed by the Company (the “Registration Statement”) be accelerated to 5:00 p.m., Eastern Time, on August 4, 2017 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

VeriSign, Inc.

By: /s/ Thomas C. Indelicarto
Thomas C. Indelicarto
Executive Vice President, General Counsel and Secretary

cc:    Robyn E. Zolman, Gibson, Dunn & Crutcher LLP

[VeriSign Acceleration Request Letter]